UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Bob Diamond speaks at London investor conference dated 4 October 2011
Exhibit No. 2	FRN Variable Rate Fix dated 4 October 2011
Exhibit No. 3	FRN Variable Rate Fix dated 11 October 2011
Exhibit No. 4	FRN Variable Rate Fix dated 12 October 2011
Exhibit No. 5	FRN Variable Rate Fix dated 13 October 2011
Exhibit No. 6	FRN Variable Rate Fix dated 14 October 2011
Exhibit No. 7	FRN Variable Rate Fix dated 17 October 2011
Exhibit No. 8	FRN Variable Rate Fix dated 18 October 2011
Exhibit No. 9	FRN Variable Rate Fix dated 18 October 2011
Exhibit No. 10	Holding(s) in Company dated 18 October 2011
Exhibit No. 11	FRN Variable Rate Fix dated 26 October 2011
Exhibit No. 12	FRN Variable Rate Fix dated 27 October 2011
Exhibit No. 13	Total Voting Rights dated 31 October 2011
Exhibit No. 14	FRN Variable Rate Fix dated 31 October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

4 October 2011

Barclays PLC

Bob Diamond speaks at London investor conference

Bob Diamond, Chief Executive, Barclays PLC is speaking today at the Bank of America Merrill Lynch Banking & Insurance CEO Conference in London.

A copy of Mr Diamond's remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website at the link below:
http://group.barclays.com/Investor-Relations

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 7599	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 146,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.2

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 03/10/11
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/10/11 to 07/11/11		Payment Date 07/11/11
Number of Days	¦ 33
Rate	¦ 1.29
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 59.13	¦ 1.18	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.3

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 11/10/11
Issue	¦ Barclays Bank Plc - Series 180 - USD 250,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408595352
ISIN Reference	¦ 40859535
Issue Nomin USD	¦ 250,000,000
Period	¦ 13/10/11 to 13/01/12		Payment Date 13/01/12
Number of Days	¦ 92
Rate	¦ 0.9275
Denomination USD	¦ 100,000	¦	¦

Amount Payable per Denomination	¦ 237.03	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.4

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 12/10/11
Issue	¦ Barclays Bank Plc - Series 200 - USD 475,000,000 Guaranteed FRN Due 14 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 14/10/11 to 17/01/12		Payment Date 17/01/12
Number of Days	¦ 95
Rate	¦ 0.67083
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 1.77	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.5

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/10/11
Issue	¦ Barclays Bank Plc - Series 64 Tranche 1 - EUR 50,000,000 Subordinated FRN due 15 Oct 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦ 10264316
Issue Nomin EUR	¦ 50,000,000
Period	¦ 17/10/11 to 16/04/12		Payment Date 16/04/12
Number of Days	¦ 182
Rate	¦ 2.275
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 575,069.44	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.6

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 13/10/11
Issue	¦ Barclays Bank Plc - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/10/11 to 13/01/12		Payment Date 13/01/12
Number of Days	¦ 92
Rate	¦ 1.21375
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 305.93	¦ 6,118,630.14	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.7

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 17/10/11
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/10/11 to 21/11/11		Payment Date 21/11/11
Number of Days	¦ 33
Rate	¦ 1.19444
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 109.49	¦ Pok2,189,806.67	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.8

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Oct-2011 TO 16-Nov-2011 HAS BEEN FIXED AT 1.244940 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Nov-2011 WILL AMOUNT TO:
GBP 51.16 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.9

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Oct-2011 TO 16-Nov-2011 HAS BEEN FIXED AT 1.244940 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Nov-2011 WILL AMOUNT TO:
GBP 51.16 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.10

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	A re-calculation of the voting rights attributable to the shareholder's holding of warrants of the Issuer, pursuant to FSA DTR 5.3.3G	Yes
3. Full name of person(s) subject to the notification obligation: iii	Qatar Holding LLC Qatar Investment Authority (as parent undertaking only)
4. Full name of shareholder(s) (if different from 3.):iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached: v	13/10/2011
6. Date on which issuer notified:	16/10/2011
7. Threshold(s) that is/are crossed or reached: vi, vii	9%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each GB0031348658	813,964,552	813,964,552	813,964,552	813,964,552	N/A	6.68%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Warrants for ordinary shares	31/10/2013	197,686,765	Nominal	Delta
1.62%
Options on ordinary shares	Dates starting 26/09/2012 and ending 10/10/2012	13,447,183	Nominal	Delta
0.11%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,025,098,500	8.41%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Qatar Holding LLC is the beneficial holder of the specified shares, warrants and voting rights in Barclays PLC.  Qatar Holding LLC is established as a limited liability company in the Qatar Financial Centre and is licensed by the QFC Authority under Licence No. 00004.  Qatar Holding LLC is wholly-owned by Qatar Investment Authority.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
1.  There has been no change in the holder's holding of warrants of the Issuer.  The obligation to make this notification has been caused by the re-calculation of the voting rights attributable to the holder's holding of warrants of the Issuer, pursuant to FSA DTR 5.3.3G.
2.  As required under the DTRs, this notification has been prepared using the total voting rights figure of 12,193,339,401 as set out in the public announcement made by the Issuer dated 29 September 2011.

14. Contact name:	Mr. Ahmad Al-Sayed, Managing Director & CEO of Qatar Holding LLC
15. Contact telephone number:	+974.4499.5806

Exhibit No.11

As Agent Bank, please be advised of the following rate determined on: 26/10/11
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,560,000,000
Period	¦ 28/10/11 to 30/01/12		Payment Date 30/01/12
Number of Days	¦ 94
Rate	¦ 2.388
Denomination EUR	¦ 1,000	¦ 50,000	¦ 2,560,000,000

Amount Payable per Denomination	¦ 6.24	¦ Pok311.77	¦ XS0459903620

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.12

As Agent Bank, please be advised of the following rate determined on: 27/10/11
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 31/10/11 to 31/01/12		Payment Date 31/01/12
Number of Days	¦ 92
Rate	¦ 2.
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,260.27	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.13
31 October 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,195,393,255 ordinary shares with voting rights as at 28 October 2011. There are no ordinary shares held in Treasury.
The above figure (12,195,393,255) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No.14

As Agent Bank, please be advised of the following rate determined on: 31/10/11
Issue	¦ Barclays Bank Plc - Series 183 - GBP 333,000,000 FRN due 30 Jan 2012

ISIN Number	¦ XS0411706897
ISIN Reference	¦ 41170689
Issue Nomin GBP	¦ 333,000,000
Period	¦ 31/10/11 to 30/01/12		Payment Date 30/01/12
Number of Days	¦ 91
Rate	¦ 1.36669
Denomination GBP	¦ 50,000	¦ 333,000,000	¦

Amount Payable per Denomination	¦ 170.37	¦ 1,134,652.25	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601